02052362

RECD S.E.C.
AUG 2 3 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

PROCESSED
AUG 28 2002
THOMSON
FINANCIAL

P

Form 8-K for August 21, 2002
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

53767 ARC 2002-BC6
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 21, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Stanley P. Labanowski
Title: Senior Vice President

53767 ARC 2002-BC6
Form SE (Computational Materials)

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AMORTIZING RESIDENTIAL COLLATERAL TRUST

Mortgage Pass-Through Certificates, Series 2002-BC6

$1,231,170,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC6
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch) (4)
A1 (5)	$571,449,000	1M Libor	3.38	1-123	14.25%	TBD	9/25/2032	[Aaa/AAA/AAA]
A2 (6)	$487,242,000	1M Libor	3.28	1-123	14.25%	TBD	9/25/2032	[Aaa/AAA/AAA]
A-IO (7)	Notional	N/A	N/A	N/A	N/A	N/A	9/25/2004	[Aaa/AAA/AAA]
M1	$67,905,000	1M Libor	5.78	37-123	8.75%	TBD	9/25/2032	[Aa2/AA/AA]
M2	$52,102,000	1M Libor	5.78	37-123	4.53%	TBD	9/25/2032	[A2/A/A+]
M3	$27,779,000	1M Libor	5.78	37-123	2.28%	TBD	9/25/2032	[Baa2/BBB/BBB+]
B	$24,693,000	1M Libor	5.17	37-115	0.28%	TBD	9/25/2032	[Baa2/BBB-/BBB-]

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch) (4)
A1 (5)	$571,449,000	1M Libor	3.51	1-224	14.25%	TBD	9/25/2032	[Aaa/AAA/AAA]
A2 (6)	$487,242,000	1M Libor	3.37	1-205	14.25%	TBD	9/25/2032	[Aaa/AAA/AAA]
A-IO (7)	Notional	N/A	N/A	N/A	N/A	N/A	9/25/2004	[Aaa/AAA/AAA]
M1	$67,905,000	1M Libor	6.01	37-180	8.75%	TBD	9/25/2032	[Aa2/AA/AA]
M2	$52,102,000	1M Libor	5.95	37-164	4.53%	TBD	9/25/2032	[A2/A/A+]
M3	$27,779,000	1M Libor	5.82	37-140	2.28%	TBD	9/25/2032	[Baa2/BBB/BBB+]
B	$24,693,000	1M Libor	5.17	37-115	0.28%	TBD	9/25/2032	[Baa2/BBB-/BBB-]

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Adjustable Rate Prepayment Assumption and 100% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.00% each month to 27% CPR in month 24 and remain at 27% CPR thereafter. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4.6% CPR in month one, increase by approximately 1.67% each month to 23% CPR in month 12 and remain at 23% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.28%.

(4) All Classes of Certificates will be rated by [Moody's, S&P and Fitch.]

(5) Class A1 is the Senior Certificate of Group 1.

(6) Class A2 is the Senior Certificate of Group 2.

(7) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Mortgage Insurance

Approximately 68.1% of the mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Triad Guaranty Insurance Company ("Triad") or Radian. Approximately 95.6% of the insured mortgage loans are covered by the MGIC policy.

This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class A1 certificate and all Group 2 principal will paid to the Class A2 certificate. Once the class A1 has been retired, all Group 1 principal will be allocated to the Class A2 certificate. Once the Class A2 has been retired, all Group 2 principal will be allocated to the Class A1 certificate. Principal will then be allocated sequentially to the M1, M2, M3 and B certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A1 and Class A2, concurrently from their respective collateral groups to the Target Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.28% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes A1, A2, M1, M2, M3 and B (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificate based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on August 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

7

Interest Payment Priority (continued)

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for both Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Current and Carryforward Interest to the Class A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class A2 and Current and Carryforward Interest to the Class A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3 and B (the "Subordinate Classes"), sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, concurrently, in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1 and Class A2 and then sequentially to Classes M1, M2, M3 and B to maintain the Overcollateralization Target;

(8) To pay pro rata to the Class A1 and Class A2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(9) To pay sequentially to Classes M1, M2, M3 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes M1, M2, M3 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amount

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group. The A-IO Component Notional Balance, for each Collateral Group, will be the lesser of the beginning period Group collateral balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount
1-6	$219,916,732	$187,510,766
7-12	$179,931,872	$153,417,899
13-18	$139,947,011	$119,325,033
19-24	$79,969,720	$68,185,733

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from both Collateral Group 1 and Collateral Group 2. The A-IO(1) Component Notional Balance will be 54% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be 46% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)	Month	Approximate Notional Balance ($)
1	N/A	13	1,034,284,551
2	1,223,343,976	14	1,012,740,423
3	1,213,677,848	15	991,608,092
4	1,202,307,305	16	970,923,560
5	1,189,232,383	17	950,677,015
6	1,174,512,101	18	930,847,763
7	1,158,211,796	19	911,378,211
8	1,140,361,682	20	892,307,705
9	1,121,052,934	21	873,665,238
10	1,100,409,255	22	855,417,292
11	1,078,628,767	23	836,623,803
12	1,056,293,434	24	815,110,595

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The Class A1 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A2 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Mezzanine and Subordinate Class "Net Funds Cap" for each Distribution Date will be the weighted average of the Class A1 "Net Funds Cap" and the Class A2 "Net Funds Cap".

The "Group 1 Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group 1, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group 1 loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the A-IO(1) Component Notional Amount and (y) the aggregate Group 1 loan balance and (II) thereafter, zero.

The "Group 2 Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group 2, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group 2 loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the A-IO(2) Component Notional Amount and (y) the aggregate Group 2 loan balance and (II) thereafter, zero. The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, Class B, then Class M3, then Class M2, and then Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

5% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A1 and Class A2 will double, and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (29.8%), BNC (22.7%), Finance America (13.8%), Accredited Home Lender (12.8%)and People's Choice (8.5%), and as of the closing date will be serviced by Option One, (52.5%) and Ocwen (34.3%). As of October 1st, we anticipate that certain loans serviced by Option One will transfer to Ocwen, and 57.1% of the loans will be serviced by Ocwen. Any servicing transfer will be subject to rating agency approval..

Credit Enhancement

Subordination

Classes A1, A2 and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A1, A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1 and A2) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3 and B, Class M2 will be senior to Class M3 and Class B, and Class M3 will be senior to Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M3, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 0.28% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if either a Delinquency Event or a Cumulative Loss Trigger Event (if applicable) is in effect for such Distribution Date.

A "Delinquency Event" will have occurred with respect to any Distribution Date if The Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [%] of the Senior Enhancement Percentage for that Distribution Date.

The cumulative loss trigger will be determined by the rating agencies. It has not yet been determined if the transaction will be subject to a cumulative loss trigger. A "Cumulative Loss Trigger Event" is generally deemed to have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Due Period by (y) the Cut-off Date Balance, exceeds a certain percentage, with respect to such Distribution Date, as set forth in a schedule determined by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1	A2	A-IO
Aaa/AAA/AAA (Wrapped A1) Libor Floater (Group 1)	Aaa/AAA/AAA Libor Floater (Group 2)	Aaa/AAA/AAA 6.00% Interest Rate

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Class A.

M1
Aa2/AA/AA
Libor Floater

M2
A2/A/A+
Libor Floater

Classes M1, M2, M3 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

M3
Baa2/BBB/BBB+
Libor Floater

B
Baa2/BBB-/BBB-
Libor Floater

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Ellen Kiernan	(212) 526-4279
	Mary Stone	(212) 526-9606
	Jenna Levine	(212) 526-1453
Structuring	Khalil Kanaan	(212) 526-5500
	Dennis Tsyba	(212) 526-8315

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC6
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: September 25, 2002
Cut-Off Date:	August 1, 2002
Expected Pricing Date:	August [ ], 2002
Expected Closing Date:	[August 30, 2002]
Expected Settlement Date:	[August 30, 2002] through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	August 25, 2002
Day Count:	Actual/360 on Classes A, M1, M2, M3 and B 30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually in the case of the majority of the loans; 0.75% of the loan principal balance annually in the case of 3.02% of the loans
Trustee Fee:	0.0035% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum \$25,000; increments \$1 in excess thereof for Class A. Minimum \$100,000; increments \$1,000 in excess thereof for Classes M1, M2, M3 and B1. Minimum \$1,000,000; increments \$1 in excess thereof for Class A-IO
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A1, A2, A-IO, M1, M2, M3 and B Certificates are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 5% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	6.11	4.35	3.38	2.76	2.32
Window (mos)	1-226	1-163	1-123	1-98	1-81
Expected Final Mat.	6/25/21	3/25/16	11/25/12	10/25/10	5/25/09
Class A2					
Avg. Life (yrs)	5.98	4.26	3.28	2.65	2.21
Window (mos)	1-226	1-163	1-123	1-98	1-81
Expected Final Mat.	6/25/21	3/25/16	11/25/12	10/25/10	5/25/09
Class M1					
Avg. Life (yrs)	10.79	7.59	5.78	4.77	4.24
Window (mos)	63-226	45-163	37-123	38-98	40-81
Expected Final Mat.	6/25/21	3/25/16	11/25/12	10/25/10	5/25/09
Class M2					
Avg. Life (yrs)	10.79	7.59	5.78	4.74	4.15
Window (mos)	63-226	45-163	37-123	37-98	38-81
Expected Final Mat.	6/25/21	3/25/16	11/25/12	10/25/10	5/25/09
Class M3					
Avg. Life (yrs)	10.78	7.58	5.78	4.72	4.10
Window (mos)	63-226	45-163	37-123	37-98	37-81
Expected Final Mat.	6/25/21	3/25/16	11/25/12	10/25/10	5/25/09
Class B					
Avg. Life (yrs)	9.69	6.77	5.17	4.26	3.73
Window (mos)	63-212	45-152	37-115	37-91	37-75
Expected Final Mat.	4/25/20	4/25/15	3/25/12	3/25/10	11/25/08

[1] 100% of the Prepayment Assumption is equal to the certificate pricing assumption and is defined on page one.

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	6.28	4.51	3.51	2.87	2.40
Window (mos)	1-337	1-284	1-224	1-179	1-148
Expected Final Mat.	9/25/30	4/25/26	4/25/21	7/25/17	12/25/14
Class A2					
Avg. Life (yrs)	6.12	4.37	3.37	2.72	2.26
Window (mos)	1-330	1-269	1-205	1-162	1-129
Expected Final Mat.	2/25/30	1/25/25	9/25/19	2/25/16	5/25/13
Class M1					
Avg. Life (yrs)	11.12	7.86	6.01	4.95	4.38
Window (mos)	63-305	45-235	37-180	38-145	40-118
Expected Final Mat.	1/25/28	3/25/22	8/25/17	9/25/14	6/25/12
Class M2					
Avg. Life (yrs)	11.05	7.79	5.95	4.87	4.25
Window (mos)	63-286	45-213	37-164	37-130	38-107
Expected Final Mat.	6/25/26	5/25/20	4/25/16	6/25/13	7/25/11
Class M3					
Avg. Life (yrs)	10.85	7.64	5.82	4.76	4.13
Window (mos)	63-253	45-182	37-140	37-111	37-91
Expected Final Mat.	9/25/23	10/25/17	4/25/14	11/25/11	3/25/10
Class B					
Avg. Life (yrs)	9.69	6.77	5.17	4.26	3.73
Window (mos)	63-212	45-152	37-115	37-91	37-75
Expected Final Mat.	4/25/20	4/25/15	3/25/12	3/25/10	11/25/08

[1] 100% of the Prepayment Assumption is equal to the certificate pricing assumption and is defined on page one.

A-IO Sensitivity Analysis [1]

Price [2]	Yield (%)
8-00	5.453%
8-00+	5.214%
8-01	4.975%
8-01+	4.737%
8-02	4.500%
8-02+	4.264%
8-03	4.029%
8-03+	3.795%
8-04	3.562%
8-04+	3.329%
Mod. Dur.	0.81 [3]

(1) Shown at the 100% of the Prepayment Assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 8-02 plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A1 Funds Cap (%)	A2 Funds Cap (%)	Mezz Funds Cap (%)	Period	A1 Funds Cap (%)	A2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	11.1224	11.1100	11.1168
2	N/A	N/A	N/A	32	10.0445	10.0339	10.0397
3	N/A	N/A	N/A	33	10.3778	10.3673	10.3730
4	N/A	N/A	N/A	34	10.3206	10.4197	10.3656
5	N/A	N/A	N/A	35	11.3580	11.3674	11.3622
6	N/A	N/A	N/A	36	10.9894	10.9987	10.9936
7	N/A	N/A	N/A	37	10.9872	10.9967	10.9915
8	N/A	N/A	N/A	38	11.3512	11.3612	11.3557
9	N/A	N/A	N/A	39	10.9828	10.9927	10.9873
10	N/A	N/A	N/A	40	11.5311	11.5623	11.5453
11	N/A	N/A	N/A	41	11.8272	11.7665	11.7996
12	N/A	N/A	N/A	42	11.8244	11.7638	11.7969
13	N/A	N/A	N/A	43	13.0883	13.0213	13.0578
14	N/A	N/A	N/A	44	11.8190	11.7585	11.7915
15	N/A	N/A	N/A	45	12.2101	12.1476	12.1817
16	N/A	N/A	N/A	46	11.9911	11.9505	11.9727
17	N/A	N/A	N/A	47	12.7938	12.5793	12.6963
18	N/A	N/A	N/A	48	12.3780	12.1704	12.2836
19	N/A	N/A	N/A	49	12.3749	12.1674	12.2805
20	N/A	N/A	N/A	50	12.7842	12.5698	12.6867
21	N/A	N/A	N/A	51	12.3687	12.1613	12.2743
22	N/A	N/A	N/A	52	12.9605	12.7663	12.8721
23	N/A	N/A	N/A	53	12.5392	12.3513	12.4537
24	N/A	N/A	N/A	54	12.5359	12.3480	12.4504
25	9.3784	9.4534	9.4124	55	13.8754	13.6675	13.7808
26	9.6898	9.7680	9.7253	56	12.5294	12.3416	12.4439
27	9.3761	9.4524	9.4107	57	12.9437	12.7496	12.8553
28	9.6875	9.7669	9.7235	58	12.6974	12.4560	12.5875
29	10.0490	10.0368	10.0435	59	13.1172	12.8716	13.0054
30	10.0475	10.0359	10.0422	60	12.6907	12.4531	12.5825

(1) Based on 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

ARC 2002-BC6 Collateral Summary – Aggregate

Total Number of Loans	9,227	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,234,628,785	Yes	28.2%
Average Loan Principal Balance	$133,806	No	71.8%
Fixed Rate	21.8%		
Adjustable Rate	78.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	86.4%	**(Original LTV > 80%)**	
Weighted Average Coupon	8.9%	Yes	70.1%
Weighted Average Margin	6.5%	No	29.9%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	15.2%	None	13.6%
Weighted Average Floor	8.8%	0.001-1.000	2.9%
Weighted Average Original Term (mo.)	347.8	1.001-2.000	49.9%
Weighted Average Remaining Term (mo.)	345.8	2.001-3.000	26.1%
Weighted Average Loan Age (mo.)	2.0	3.001-4.000	0.1%
Weighted Average Original LTV	77.5%	4.001-5.000	7.4%
Non-Zero Weighted Average FICO	607		
Non-Zero Weighted Average DTI	40.3%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		4% of the Cut-off Date principal balance)	
First	95.4%	CA	32.7%
Second	4.6%	FL	6.6%
		NY	5.4%
Product Type		IL	4.7%
2/28 ARM (LIBOR)	62.0%		
Fixed Rate	18.6%		
3/27 ARM (LIBOR)	16.1%	**Occupancy Status**	
Balloon	3.2%	Primary Home	92.3%
Other	0.1%	Investment	6.8%
		Second Home	0.9%

ARC 2002-BC6 Collateral Summary – Group 1

Total Number of Loans	4,883	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$666,414,341	Yes	30.0%
Average Loan Principal Balance	$136,476	No	70.0%
Fixed Rate	17.7%		
Adjustable Rate	82.3%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	86.2%	**(Original LTV > 80%)**	
Weighted Average Coupon	8.8%	Yes	77.4%
Weighted Average Margin	6.3%	No	22.6%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	15.3%	None	13.8%
Weighted Average Floor	8.9%	0.001-1.000	2.7%
Weighted Average Original Term (mo.)	355.6	1.001-2.000	54.2%
Weighted Average Remaining Term (mo.)	354.1	2.001-3.000	23.0%
Weighted Average Loan Age (mo.)	1.6	3.001-4.000	0.1%
Weighted Average Original LTV	79.6%	4.001-5.000	6.2%
Non-Zero Weighted Average FICO	601		
Non-Zero Weighted Average DTI	39.6%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		4% of the Cut-off Date principal balance)	
First	100.0%	CA	29.0%
Second	0.0%	FL	6.8%
		NY	6.6%
Product Type		IL	5.6%
2/28 ARM (LIBOR)	67.1%		
Fixed Rate	16.7%		
3/27 ARM (LIBOR)	15.2%	**Occupancy Status**	
Balloon	1.0%	Primary Home	93.8%
Other	0.0%	Investment	5.2%
		Second Home	1.0%

Collateral Characteristics – Group 1

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	212	$8,640,521.81	1.30%
50,000.01 - 100,000.00	1,501	113,212,225.34	16.99
100,000.01 - 150,000.00	1,355	168,727,478.40	25.32
150,000.01 - 200,000.00	942	164,136,850.64	24.63
200,000.01 - 250,000.00	546	121,953,831.79	18.30
250,000.01 - 300,000.00	326	89,442,887.11	13.42
300,000.01 - 350,000.00	1	300,545.74	0.05
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Minimum: $24,225.00
Maximum: $300,545,74
Average: $136,476.42

Collateral Characteristics – Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
5.501 - 6.000	6	$1,116,675.08	0.17%
6.001 - 6.500	6	1,391,268.27	0.21
6.501 - 7.000	85	14,812,739.30	2.22
7.001 - 7.500	362	59,701,420.40	8.96
7.501 - 8.000	755	119,404,950.85	17.92
8.001 - 8.500	669	101,709,560.13	15.26
8.501 - 9.000	981	135,177,084.85	20.28
9.001 - 9.500	529	66,948,607.11	10.05
9.501 - 10.000	623	75,379,339.81	11.31
10.001 - 10.500	339	36,863,926.00	5.53
10.501 - 11.000	243	27,416,679.53	4.11
11.001 - 11.500	135	14,529,813.75	2.18
11.501 - 12.000	90	8,008,960.87	1.20
12.001 - 12.500	36	2,660,379.30	0.40
12.501 - 13.000	24	1,292,935.58	0.19
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Minimum: 5.990%
Maximum: 13.000%
Weighted Average: 8.808%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	8	$570,825.91	0.09%
171 - 180	157	13,712,540.17	2.06
181 - 240	26	2,361,531.70	0.35
241 - 300	1	283,698.64	0.04
301 - 360	4,691	649,485,744.41	97.46
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1 - 170	9	$604,697.18	0.09%
171 - 180	156	13,678,668.90	2.05
181 - 240	26	2,361,531.70	0.35
241 - 300	1	283,698.64	0.04
301 - 360	4,691	649,485,744.41	97.46
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Minimum: 115.0
Maximum: 360.0
Weighted Average: 354.1

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	5	$386,886.36	0.06%
20.001 - 30.000	17	1,296,532.56	0.19
30.001 - 40.000	49	4,935,775.26	0.74
40.001 - 50.000	93	10,461,188.35	1.57
50.001 - 60.000	180	21,899,923.44	3.29
60.001 - 70.000	596	81,463,246.17	12.22
70.001 - 80.000	2,142	287,774,390.00	43.18
80.001 - 90.000	1,277	184,161,496.72	27.63
90.001 - 100.000	524	74,034,901.97	11.11
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Minimum: 15.29%
Maximum: 100.00%
Weighted Average: 79.620%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	20	$2,196,334.43	0.33%
451 - 500	19	2,350,643.34	0.35
501 - 550	1,192	156,188,345.87	23.44
551 - 600	1,372	183,076,663.86	27.47
601 - 650	1,405	194,695,835.05	29.22
651 - 700	617	89,092,078.98	13.37
701 - 750	203	31,062,100.58	4.66
751 - 800	52	7,306,747.39	1.10
801 >=	3	445,591.33	0.07
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Non-Zero Minimum: 491
Maximum: 813
Non-Zero WA: 601

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,610	$363,640,770.19	54.57%
Purchase	1,774	232,289,890.19	34.86
Rate/Term Refinance	405	55,837,397.90	8.38
Debt Consolidation	93	14,561,507.08	2.19
Construction Permanent	1	84,775.47	0.01
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	3,661	$492,607,812.17	73.92%
PUD	411	62,942,125.96	9.44
2-4 Family	420	62,305,602.71	9.35
Condo	331	43,231,381.76	6.49
Manufactured Housing	55	4,894,374.15	0.73
Townhouse	4	400,803.86	0.06
Row House	1	32,240.22	0.00
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	703	$126,161,547.87	18.93%
CA-N	370	67,132,789.69	10.07
FL	395	44,989,623.79	6.75
NY	276	43,848,895.03	6.58
IL	275	37,289,766.70	5.60
MA	193	31,634,539.57	4.75
TX	260	27,001,355.13	4.05
NJ	158	25,170,191.28	3.78
AZ	154	19,366,038.84	2.91
MI	154	15,905,087.26	2.39
CT	118	15,477,704.90	2.32
WA	100	15,465,070.90	2.32
OH	154	14,531,462.84	2.18
GA	116	14,412,634.89	2.16
VA	112	13,882,507.27	2.08
PA	135	13,520,086.29	2.03
CO	90	13,132,038.19	1.97
NV	76	11,837,497.29	1.78
HI	56	9,472,637.90	1.42
IN	107	8,586,745.16	1.29
MN	61	8,543,350.44	1.28
OR	58	8,232,252.52	1.24
MD	54	7,475,027.89	1.12
NC	73	7,389,702.44	1.11
RI	59	7,292,087.08	1.09
MO	80	6,813,408.46	1.02
UT	47	6,572,320.25	0.99
NH	44	6,052,758.06	0.91
WI	54	5,149,205.59	0.77
ME	34	4,053,220.10	0.61
Other	317	30,022,787.21	4.51
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	704	$91,732,191.72	13.77%
1% OF UPB	116	11,607,335.51	1.74
2 MO. INT. ON UPB	6	469,996.01	0.07
2% OF UPB	108	11,185,436.25	1.68
3 MO. INT. ON UPB	189	30,960,473.97	4.65
3% 2% 1% OF UPB	70	10,241,377.47	1.54
5% 4% 3% 2% 1% OF UPB	28	3,100,707.10	0.47
5% OF UPB	146	17,130,532.19	2.57
6 MO. INT. AMT PREPAID >20% ORIGBAL	3,514	489,910,441.05	73.51
6 MO. INT. ON 80% UPB	2	75,849.56	0.01
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	3,429	$452,774,824.21	67.94%
Stated	1,397	204,706,680.79	30.72
Limited	56	8,745,987.61	1.31
No Ratio	1	186,848.22	0.03
Total:	**4,883**	**$666,414,340.83**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	1	$141,877.16	0.03%
3.001 - 3.500	4	632,333.70	0.12
3.501 - 4.000	3	380,942.63	0.07
4.001 - 4.500	40	5,797,366.04	1.06
4.501 - 5.000	177	27,308,899.34	4.98
5.001 - 5.500	346	47,443,383.58	8.65
5.501 - 6.000	855	124,701,600.98	22.74
6.001 - 6.500	985	136,440,838.10	24.88
6.501 - 7.000	820	113,956,025.76	20.78
7.001 - 7.500	385	53,099,627.17	9.68
7.501 - 8.000	293	38,519,442.47	7.02
Total:	**3,909**	**$548,422,336.93**	**100.00%**

Minimum: 2.300%
Maximum: 8.000%
Weighted Average: 6.325%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,449	$479,567,501.46	87.44%
1.500	460	68,854,835.47	12.56
Total:	**3,909**	**$548,422,336.93**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.063%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2	$274,712.29	0.05%
1.500	458	68,588,148.32	12.51
2.000	1,041	162,047,212.05	29.55
3.000	2,408	317,512,264.27	57.90
Total:	**3,909**	**$548,422,336.93**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.516%

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
12.001 - 12.500	2	$533,538.39	0.10%
12.501 - 13.000	13	2,099,277.59	0.38
13.001 - 13.500	122	19,389,895.80	3.54
13.501 - 14.000	311	48,056,030.81	8.76
14.001 - 14.500	438	67,732,680.13	12.35
14.501 - 15.000	839	125,373,037.63	22.86
15.001 - 15.500	574	83,614,790.60	15.25
15.501 - 16.000	672	91,275,271.51	16.64
16.001 - 16.500	306	38,020,354.27	6.93
16.501 - 17.000	277	35,653,607.69	6.50
17.001 - 17.500	143	15,976,592.66	2.91
17.501 - 18.000	99	10,760,853.53	1.96
18.001 - 18.500	58	6,140,930.63	1.12
18.501 - 19.000	36	2,746,542.23	0.50
19.001 - 19.500	12	596,700.19	0.11
19.501 >=	7	452,233.27	0.08
Total:	**3,909**	**$548,422,336.93**	**100.00%**

Minimum: 12.490%
Maximum: 19.950%
Weighted Average: 15.273%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	6	$1,116,675.08	0.20%
6.001 - 6.500	4	1,052,665.26	0.19
6.501 - 7.000	48	8,675,377.31	1.58
7.001 - 7.500	258	43,487,568.37	7.93
7.501 - 8.000	588	94,097,985.60	17.16
8.001 - 8.500	535	83,724,351.64	15.27
8.501 - 9.000	816	116,476,219.76	21.24
9.001 - 9.500	446	58,602,816.84	10.69
9.501 - 10.000	517	65,502,661.85	11.94
10.001 - 10.500	273	31,019,790.70	5.66
10.501 - 11.000	197	23,559,081.52	4.30
11.001 - 11.500	110	12,097,680.38	2.21
11.501 - 12.000	68	6,206,356.81	1.13
12.001 - 12.500	29	2,020,609.48	0.37
12.501 - 13.000	14	782,496.33	0.14
Total:	**3,909**	**$548,422,336.93**	**100.00%**

Minimum:	5.990%
Maximum:	13.000%
Weighted Average:	8.851%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-06	1	$67,034.88	0.01%
2004-02	1	195,440.09	0.04
2004-03	6	1,021,702.58	0.19
2004-04	47	6,578,205.80	1.20
2004-05	124	18,314,646.21	3.34
2004-06	636	92,831,005.40	16.93
2004-07	2,376	327,063,387.39	59.64
2004-08	6	788,250.00	0.14
2005-02	1	183,958.86	0.03
2005-03	14	2,055,941.04	0.37
2005-04	75	11,224,231.23	2.05
2005-05	233	35,664,787.94	6.50
2005-06	105	15,085,205.83	2.75
2005-07	283	37,318,549.55	6.80
2007-07	1	29,990.13	0.01
Total:	**3,909**	**$548,422,336.93**	**100.00%**

ARC 2002-BC6 Collateral Summary – Group 2

Total Number of Loans	4,344	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$568,214,444	Yes	24.3%
Average Loan Principal Balance	$130,804	No	75.7%
Fixed Rate	26.6%		
Adjustable Rate	73.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	86.6%	**(Original LTV > 80%)**	
Weighted Average Coupon	9.1%	Yes	58.1%
Weighted Average Margin	6.7%	No	41.9%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	15.2%	None	13.4%
Weighted Average Floor	8.7%	0.001-1.000	3.1%
Weighted Average Original Term (mo.)	338.5	1.001-2.000	44.8%
Weighted Average Remaining Term (mo.)	336.0	2.001-3.000	29.7%
Weighted Average Loan Age (mo.)	2.5	3.001-4.000	0.2%
Weighted Average Original LTV	75.0%	4.001-5.000	8.8%
Non-Zero Weighted Average FICO	615		
Non-Zero Weighted Average DTI	41.1%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		4% of the Cut-off Date principal balance)	
First	90.0%	CA	37.1%
Second	10.0%	FL	6.5%
		NY	3.9%
Product Type		IL	3.7%
2/28 ARM (LIBOR)	56.1%		
Fixed Rate	20.7%		
3/27 ARM (LIBOR)	17.2%	**Occupancy Status**	
Balloon	5.9%	Primary Home	90.7%
Other	0.1%	Investment	8.7%
		Second Home	0.7%

Collateral Characteristics – Group 2

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,210	$38,033,984.93	6.69%
50,000.01 - 100,000.00	1,369	100,112,261.09	17.62
100,000.01 - 150,000.00	616	75,331,443.56	13.26
150,000.01 - 200,000.00	278	48,095,828.62	8.46
200,000.01 - 250,000.00	133	29,570,794.10	5.20
250,000.01 - 300,000.00	98	26,832,909.09	4.72
300,000.01 - 350,000.00	252	82,055,455.69	14.44
350,000.01 - 400,000.00	202	75,948,684.27	13.37
400,000.01 - 450,000.00	77	32,712,847.16	5.76
450,000.01 - 500,000.00	57	27,497,817.29	4.84
500,000.01 - 550,000.00	18	9,532,205.23	1.68
550,000.01 - 600,000.00	17	9,704,936.33	1.71
600,000.01 - 650,000.00	10	6,390,302.56	1.12
700,000.01 - 750,000.00	1	726,960.09	0.13
850,000.01 - 900,000.00	2	1,753,763.10	0.31
900,000.01 - 950,000.00	1	943,727.63	0.17
950,000.01 - 1,000,000.00	3	2,970,523.50	0.52
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Minimum: $4,472.91
Maximum: $998,261.39
Average: $130,804.43

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	1	$61,501.48	0.01%
5.501 - 6.000	4	1,238,235.88	0.22
6.001 - 6.500	8	2,022,808.21	0.36
6.501 - 7.000	94	26,836,744.61	4.72
7.001 - 7.500	196	51,181,258.63	9.01
7.501 - 8.000	413	91,438,689.11	16.09
8.001 - 8.500	342	69,147,730.42	12.17
8.501 - 9.000	547	94,815,789.48	16.69
9.001 - 9.500	386	58,279,613.45	10.26
9.501 - 10.000	510	64,979,354.26	11.44
10.001 - 10.500	233	24,663,051.04	4.34
10.501 - 11.000	250	20,916,025.58	3.68
11.001 - 11.500	167	10,044,442.22	1.77
11.501 - 12.000	261	13,502,688.30	2.38
12.001 - 12.500	205	10,187,800.55	1.79
12.501 - 13.000	296	12,847,035.10	2.26
13.001 - 13.500	142	5,968,457.11	1.05
13.501 - 14.000	213	7,635,965.51	1.34
14.001 - 14.250	22	659,564.26	0.12
14.251 >=	54	1,787,689.04	0.31
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Minimum: 5.250%
Maximum: 15.990%
Weighted Average: 9.090%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	39	$1,135,734.57	0.20%
171 - 180	1,154	54,787,218.30	9.64
181 - 240	333	16,675,520.55	2.93
241 - 300	13	793,022.48	0.14
301 - 360	2,805	494,822,948.34	87.08
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 338.5

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1 - 170	525	$21,111,971.71	3.72%
171 - 180	668	34,810,981.16	6.13
181 - 240	333	16,675,520.55	2.93
241 - 300	13	793,022.48	0.14
301 - 360	2,805	494,822,948.34	87.08
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Minimum: 48.0
Maximum: 360.0
Weighted Average: 336.0

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	123	$2,885,251.91	0.51%
10.001 - 20.000	910	34,801,954.05	6.12
20.001 - 30.000	242	12,835,637.26	2.26
30.001 - 40.000	107	7,998,385.40	1.41
40.001 - 50.000	61	6,157,880.02	1.08
50.001 - 60.000	99	12,715,515.64	2.24
60.001 - 70.000	309	52,185,250.65	9.18
70.001 - 80.000	1,126	200,681,625.17	35.32
80.001 - 90.000	1,108	189,800,666.37	33.40
90.001 - 100.000	259	48,152,277.77	8.47
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Minimum: 2.840%
Maximum: 100.000%
Weighted Average: 74.999%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	19	$2,297,794.51	0.40%
451 - 500	8	975,818.48	0.17
501 - 550	581	88,141,577.93	15.51
551 - 600	974	147,745,532.56	26.00
601 - 650	1,396	172,849,405.96	30.42
651 - 700	980	109,735,765.33	19.31
701 - 750	309	38,202,584.32	6.72
751 - 800	74	8,142,185.07	1.43
801 >=	3	123,780.08	0.02
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Non-Zero Minimum: 490
Maximum: 809
Non-Zero WA: 615

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,444	$303,365,867.81	53.39%
Purchase	1,285	174,161,196.15	30.65
Rate/Term Refinance	409	60,412,859.50	10.63
Debt Consolidation	206	30,274,520.78	5.33
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	3,583	$448,899,485.88	79.00%
PUD	254	55,218,983.30	9.72
2-4 Family	208	34,161,226.44	6.01
Condo	237	25,920,284.67	4.56
Manufactured Housing	35	2,604,585.76	0.46
Townhouse	25	1,222,145.88	0.22
Modular Home	1	123,216.42	0.02
Mobile Home	1	64,515.89	0.01
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	679	$115,057,842.56	20.25%
CA-N	479	95,749,838.45	16.85
FL	358	36,744,256.98	6.47
NY	115	22,348,248.83	3.93
IL	145	21,160,333.76	3.72
OH	240	19,486,926.77	3.43
CO	134	17,119,094.23	3.01
TX	133	16,160,970.91	2.84
AZ	124	15,960,505.78	2.81
NJ	83	15,149,700.23	2.67
HI	68	14,374,644.95	2.53
MI	150	14,327,750.51	2.52
MA	62	13,740,560.76	2.42
MN	99	13,637,169.31	2.40
GA	138	13,279,850.99	2.34
PA	161	12,708,435.82	2.24
WA	118	10,758,603.68	1.89
NV	78	9,913,405.39	1.74
MD	71	9,889,168.63	1.74
VA	67	8,234,954.66	1.45
CT	56	7,602,994.29	1.34
IN	102	7,380,550.43	1.30
OR	69	7,307,012.74	1.29
NC	72	6,055,469.47	1.07
TN	72	5,488,347.65	0.97
MO	67	4,506,956.56	0.79
UT	43	4,146,597.78	0.73
SC	44	3,790,514.65	0.67
WI	36	3,180,955.91	0.56
KY	44	2,691,521.41	0.47
Other	237	20,261,260.15	3.57
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	745	$76,117,508.59	13.40%
1% OF UPB	89	9,978,314.10	1.76
2 MO. INT. AMT OF PREPAID	59	8,135,668.43	1.43
2 MO. INT. ON UPB	3	461,994.24	0.08
2% OF UPB	125	9,224,702.46	1.62
3 MO. INT. ON UPB	31	10,722,232.25	1.89
3% 2% 1% OF UPB	27	3,851,493.15	0.68
3% OF UPB	8	553,075.39	0.10
5% 4% 3% 2% 1% OF UPB	14	723,707.97	0.13
5% OF UPB	298	25,998,975.12	4.58
6 MO. INT. AMT PREPAID >20% ORIGBAL	1,398	250,264,496.07	44.04
6 MO. INT. ON 80% UPB	1,161	150,611,533.70	26.51
6% OF UPB	386	21,570,742.77	3.80
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	3,176	$389,369,696.23	68.53%
Stated	1,022	154,332,078.53	27.16
Limited	115	19,468,365.44	3.43
No Documentation	30	4,723,268.92	0.83
No Ratio	1	321,035.12	0.06
Total:	**4,344**	**$568,214,444.24**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	3	$261,242.81	0.06%
3.001 - 3.500	3	1,965,560.54	0.47
3.501 - 4.000	3	803,716.03	0.19
4.001 - 4.500	8	2,378,845.97	0.57
4.501 - 5.000	92	21,620,637.93	5.18
5.001 - 5.500	61	17,831,938.13	4.28
5.501 - 6.000	489	101,457,325.63	24.33
6.001 - 6.500	558	106,439,197.79	25.52
6.501 - 7.000	333	61,033,400.52	14.63
7.001 - 7.500	136	25,582,417.28	6.13
7.501 - 8.000	140	18,616,783.17	4.46
8.001 - 8.500	144	19,189,460.62	4.60
8.501 - 9.000	172	19,814,316.73	4.75
9.001 - 9.500	77	8,756,752.76	2.10
9.501 - 10.000	58	6,471,498.16	1.55
10.001 >=	44	4,825,083.04	1.16
Total:	**2,321**	**$417,048,177.11**	**100.00%**

Minimum: 2.300%
Maximum: 12.870%
Weighted Average: 6.650%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,881	$353,986,272.52	84.88%
1.500	409	59,817,626.88	14.34
2.000	1	194,957.98	0.05
3.000	30	3,049,319.73	0.73
Total:	**2,321**	**$417,048,177.11**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.087%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

First Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	10	$1,017,962.78	0.24%
1.500	281	42,068,611.92	10.09
2.000	349	87,727,130.73	21.04
3.000	1,680	285,908,873.84	68.56
5.000	1	325,597.84	0.08
Total:	**2,321**	**$417,048,177.11**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.635%

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
11.001 - 11.500	3	$504,741.41	0.12%
11.501 - 12.000	2	235,431.69	0.06
12.001 - 12.500	10	3,063,676.34	0.73
12.501 - 13.000	33	9,936,634.51	2.38
13.001 - 13.500	98	23,269,186.63	5.58
13.501 - 14.000	227	53,109,068.19	12.73
14.001 - 14.500	204	46,061,479.08	11.04
14.501 - 15.000	371	76,228,528.38	18.28
15.001 - 15.500	273	53,161,822.77	12.75
15.501 - 16.000	387	63,180,815.06	15.15
16.001 - 16.500	238	34,215,905.52	8.20
16.501 - 17.000	237	30,325,441.73	7.27
17.001 - 17.500	98	10,672,103.59	2.56
17.501 - 18.000	77	6,767,174.54	1.62
18.001 - 18.500	30	3,378,299.18	0.81
18.501 - 19.000	21	1,736,151.22	0.42
19.001 - 19.500	5	641,331.69	0.15
19.501 >=	7	560,385.58	0.13
Total:	**2,321**	**$417,048,177.11**	**100.00%**

Minimum: 11.490%
Maximum: 20.700%
Weighted Average: 15.159%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	31	$6,923,360.24	1.66%
5.501 - 6.000	25	4,330,533.40	1.04
6.001 - 6.500	17	3,124,600.93	0.75
6.501 - 7.000	63	15,809,527.98	3.79
7.001 - 7.500	145	35,000,866.46	8.39
7.501 - 8.000	310	72,754,635.38	17.45
8.001 - 8.500	265	58,545,180.22	14.04
8.501 - 9.000	418	77,636,320.32	18.62
9.001 - 9.500	301	48,732,627.94	11.69
9.501 - 10.000	370	52,531,856.48	12.60
10.001 - 10.500	144	18,460,300.95	4.43
10.501 - 11.000	114	12,623,652.40	3.03
11.001 - 11.500	42	3,749,049.63	0.90
11.501 - 12.000	40	3,334,260.15	0.80
12.001 - 12.500	17	2,195,830.74	0.53
12.501 - 13.000	15	1,067,644.38	0.26
13.001 - 13.500	2	115,151.13	0.03
13.501 - 14.000	2	112,778.38	0.03
Total:	**2,321**	**$417,048,177.11**	**100.00%**

Minimum: 1.000%
Maximum: 13.800%
Weighted Average: 8.670%

45

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-12	1	$67,357.70	0.02%
2003-01	1	42,780.15	0.01
2003-12	4	658,507.82	0.16
2004-01	2	364,429.52	0.09
2004-02	11	2,710,298.20	0.65
2004-03	15	2,772,562.03	0.66
2004-04	59	10,281,952.85	2.47
2004-05	177	27,037,501.65	6.48
2004-06	545	97,190,324.34	23.30
2004-07	865	176,176,215.43	42.24
2004-08	6	1,308,044.68	0.31
2004-12	1	35,856.28	0.01
2005-02	7	841,860.04	0.20
2005-03	8	1,246,304.66	0.30
2005-04	58	9,012,665.32	2.16
2005-05	162	24,952,878.00	5.98
2005-06	167	25,352,853.17	6.08
2005-07	227	36,204,108.11	8.68
2005-08	1	54,000.00	0.01
2007-06	1	98,885.66	0.02
2007-07	3	638,791.50	0.15
Total:	**2,321**	**$417,048,177.11**	**100.00%**